DECHERT LLP

1775 I STREET, N.W.

WASHINGTON, D.C.  20006

(202) 261-3300

November 18, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Fenimore Asset Management Trust

File Nos. 33-7190 and 811-4750

Ladies and Gentlemen:

Enclosed  for  filing  on  behalf  of  Fenimore  Asset  Management  Trust  (the

“Trust”), pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the

“1933  Act”),  is  Post-Effective  Amendment  No.   43  to  the  Trust’s  Registration

Statement  on  Form  N-1A  with  respect  to  the  Trust’s  proposed  new  investment series, FAM Small Cap Fund (the “New Fund”).

On  behalf  of  the  Trust,  we  hereby undertake  to  make  an  additional  filing  of the  Trust’s  Registration  Statement  on  or  before  February  1,  2012  in  order  to respond to any comments that the Staff might have with respect to this filing and to add  additional  exhibits  and  any  additional  non-material  disclosure  that  may  be required  in  order  to  complete  the  Registration  Statement  and  the  effectiveness  of the New Fund.

Please  do  not  hesitate  to  contact  the  undersigned  at  (202)  261-3364  if  you have any questions regarding this filing.

Very truly yours,

/s/ Patrick W.D. Turley

16817430.1.BUSINESS